

SEC| 11019029 /IISSION

OMB APPROVAL

OMB Number:	3235-0123
Expires:	April 30, 2013

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 8 2011

Washington, DC

SEC FILE NUMBER
8-48020

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investments Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square

(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Caldwell   (480) 477-2147

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Peter Caldwell _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ING Investments Distributor, LLC _____ , as

of December 31 _____ , 20 10 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                            Signature

Chief Financial Officer
_____
                            Title

_____
         Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Statement of Financial Condition
December 31, 2010

Contents

≡ ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member
ING Investments Distributor, LLC

We have audited the accompanying statement of financial condition of ING Investments Distributor, LLC (prior to August 1, 2010 known as ING Funds Distributor, LLC) (the Company, its primary member being ING Funds Services, LLC which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING Investments Distributor, LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2011

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	65,341,209
Accounts receivable		15,771,828
Prepaid expenses		391,441
Due from affiliates		61,351
Deferred acquisition cost - A, B and C shares, net of amortization		2,584,310
Other assets		240,585
Total assets		84,390,724

Liabilities and member's equity

Liabilities:

Commissions and concessions payable		19,850,913
Accounts payable and other accrued liabilities		3,974,659
Due to affiliates		22,448,662
Other liabilities		6,370,730
Total liabilities		52,644,964
Member's equity		31,745,760
Total liabilities and member's equity	$	84,390,724

The accompanying notes are an integral part of this financial statement.

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Notes to Statement of Financial Condition

1. Nature of Business and Ownership

ING Investments Distributor, LLC (the Company) is owned by its primary member, ING Funds Services, LLC (Member) which is a wholly-owned subsidiary of ING Capital Corp., LLC (ING CC). ING CC is a wholly-owned subsidiary of ING Investment Management LLC (IIM). IIM is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (LCH), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

Effective August 1, 2010, ING Funds Distributor, LLC changed its name to ING Investments Distributor, LLC.

The Company is engaged primarily in the marketing and distribution of mutual funds and variable products but may also distribute hedge funds, real estate investment trusts, collective investment trusts, private placements and privately negotiated transactions. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is the principal underwriter and distributor for mutual funds which are managed by ING AIH affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Notes to Statement of Financial Condition

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition - Distribution Fees from Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from .25% to 1.00% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Distribution fees receivable amounted to $14,899,299 at December 31, 2010. Distribution fees receivable is a component of accounts receivable in the accompanying statement of financial condition. Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from .25% to 1.00% of the fund's average daily net assets. In 2010, due to the economic environment the Company has waived distribution fees associated with certain money market funds.

The Company earns an underwriting fee on the sale of certain shares sold with an upfront load as well as on the redemption of certain shares sold within a specified period following the purchase. Both of these fees are paid by the shareholder. Receivables of $72,053, representing the second half of December 2010 underwriting fees was accrued for as a receivable at December 31, 2010, which is included in accounts receivable on the statement of financial condition. These fees are recognized at the time of the shareholder purchase or redemption.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2010 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Notes to Statement of Financial Condition

3. **Income Taxes**

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. Member income, gains, losses, deductions and credits are includable in the federal income tax return of LCH, whether or not an actual cash distribution is made to such member during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2010. Certain items will be deducted at the Parent in different periods for tax purposes from those used for financial reporting purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2009 through 2010 as a part of the IRS Compliance Assurance Process (CAP) program. Tax years 2004 through 2008 were settled with the IRS in Q3 2010. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. **Deferred Acquisition Costs**

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed.

The Company is entitled to CDSC, which is imposed upon the redemption of Class A, Class B and Class C shares of the funds. Such charges (excluding the Senior Income Fund Class A) are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if the shares are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first and second year after purchase (.50% for purchases over $2.5 million and .25% for purchases over $5 million redeemed in the first year). CDSC is typically imposed on Class B shares at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 3%, 3%, 2% and 1% in the second, third, fourth, fifth and sixth years, respectively. CDSC for Class C shares is imposed at a rate of 1% for one year.

The Senior Income Class A Early Withdrawal charge of 1% is paid by the redeeming shareholder and is imposed on Class A shares for purchases over $1 million if the shares are repurchased by the Fund within one year of the shareholder's purchase.

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Notes to Statement of Financial Condition

Prior to January 1, 2008, the Company entered into transactions relating to its deferred acquisition costs - B share asset with a third-party financial institution under an on-going agreement (the Agreement). Pursuant to the Agreement, the Company received cash in exchange for amounts defined as payment of commissions on sales of fund B shares and a third-party financial institution would receive in return, the secured right to directly receive all payment of the annual distribution fees of .75% of such B share net assets and all related CDSC's related to such B shares. Beginning January 1, 2008, the Company no longer sells its' B share acquisition costs under the Agreement. For all B share sales occurring after January 1, 2008, the Company capitalizes the deferred acquisition costs and amortizes them over the life of the CDSC fee. For all B share sales prior to December 31, 2007, the existing Agreement with the third-party financial institution remains in place for the life of those B shares. In January 2010, the Company ceased distributing new B shares. All existing financing arrangements will remain effective for the life of the outstanding B shares.

In accordance with ASC Topic 946, Financial Services-Investment Companies, the Company treats the B share activity and the Agreement as a sale for financial accounting and reporting purposes and regulatory net capital purposes.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison to the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2010, no valuation allowance was recorded.

5.   Related Party Transactions

In 2004, the Company entered into an agreement with ING Clarion Real Estate Securities, L.P., an affiliated company owned by ING AIH. This agreement called for the Company to provide ongoing services to distribute shares of the closed-end ING Clarion Global Real Estate Income Fund. In 2010, the Company earned amounts under the agreement which is included in commissions revenue.

The Company distributes mutual funds and variable products through its insurance and other affiliate. As the distributor for these products, the Company receives 12b-1 and shareholder service fees from the funds and variable products which are paid to the affiliated companies by the Company upon receipt from the funds.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third-parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Notes to Statement of Financial Condition

The Company participates in administrative service agreements with affiliated companies and ING AIH for general business, administrative, and management services provided by the affiliated companies to the Company. All operating expenses other than those allocated under the administrative agreements are paid directly by the Company.

Throughout the year ended December 31, 2010, the Company received capital contributions from its Parent in order to maintain regulatory capital requirements in the form of cash contributions. During the year ended December 31, 2010, these capital contributions totaled $66,517,256 that is reported in member's equity.

6. Employee Benefits

401(k), Pension and Deferred Compensation Plans

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2010, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

7. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company. It is the practice of the Company and its affiliates to cooperate fully in such matters.

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
Notes to Statement of Financial Condition

8.   **Fair Value of Financial Instruments**

ASC Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2010. The securities owned of $63,538,766, included in cash and cash equivalents primarily represent money market funds and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820.

9.   **Net Capital**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2010, the Company had net capital of $10,732,773 which was $7,223,107 in excess of its required net capital of $3,509,666. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010, was 4.91 to 1.



STATEMENT OF FINANCIAL CONDITION

ING Investments Distributor, LLC
(prior to August 1, 2010 known as ING Funds Distributor, LLC)
December 31, 2010
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

